List of Subsidiaries

Jintai Mining Co, Limited, a limited liability company formed under the laws of Hong Kong

Guangzhou Xiangguang Corporate Management Co. Ltd, a limited liability company formed under the laws of the People’s Republic of China;

Huanjiang Jintai Mining Co., Limited a limited liability company formed under the laws of the People’s Republic of China